NIXON PEABODY LLP

Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

55 W. 46th Street
New York, NY 10036-4120

212-940-3000

February 25, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Anne Parker, Esq., Assistant Director

J. Nolan McWilliams, Attorney-Advisor

Re:

RSE Collection, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 12

Filed January 31, 2019

File No. 024-10717

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Collection, LLC (the “Company”) to your letter, dated February 21, 2019, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Post-Qualification Amendment No. 12 to the Offering Statement on Form 1-A (File No. 024-10717) filed with the Commission on January 31, 2019 (“Post-Qualification Amendment No. 12”).  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

General

1.Please include financial statements satisfying the requirements of Part F/S to Form 1-A in the offering circular. Refer to General Instruction III to Form 1-A and footnote 373 and the accompanying text in Securities Act Release No. 33-9741 (June 19, 2015).

U.S. Securities and Exchange Commission

February 25, 2019

Response: The Company has included financial statements starting on Page F-1 of the Company’s Post-Qualification Amendment No. 13 to the Offering Statement on Form 1-A (File No. 024-10717) (“Post-Qualification Amendment No. 13”) and, in the absence of further Staff guidance, will include such financial statements in future post-qualification amendments modeled on Post-Qualification Amendment No. 13.

2.Refer to pages 15 and 270 of the Post-qualification Amendment No. 10 filed November 16, 2018 and incorporated by reference. We note that the exclusive jurisdiction provision identifies the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal or state courts in Delaware) as the exclusive jurisdiction for litigation arising under the Operating Agreement. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive jurisdiction provision in the Operating Agreement states this clearly. In addition, revise your disclosure on pages 19 and 285 of the exclusive jurisdiction provision so that it is consistent with section 15(b) of the Operating Agreement, which states that if “the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts located in the State of Delaware.”

Response: Pages 19 and 335 of Post-qualification Amendment No. 13 have been revised to clarify that the exclusive jurisdiction provision would not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, and will only apply to the fullest extent permitted by applicable law.  In addition, the Company has amended its Operating Agreement to clarify the same.

3.Please disclose the waiver of jury trial provision in Section 15(c) of the Operating Agreement and clearly state whether this provision applies to claims under the federal securities laws.

Response: Pages 30 and 335 of Post-qualification Amendment No. 13 disclose the waiver of jury trial provision of the Operating Agreement.  Page 335 of Post-qualification Amendment No. 13 clarifies that this waiver is not intended to apply to claims or suits under federal securities laws.  In addition, the Company has amended its Operating Agreement to clarify that the waiver of jury trial provision is only effective to the fullest extent permitted by applicable law.

4.Please add a risk factor describing the risks attendant to the exclusive jurisdiction and waiver of jury trial provisions of the Operating Agreement.

U.S. Securities and Exchange Commission

February 25, 2019

Response: The following risk factor has been added on page 30 of Post-qualification Amendment No. 13:

“Exclusive forum and waiver of jury trial. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury.  These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.”

Please feel free to call me with any questions at (212) 940-3112.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Alexander Schumacher, Manager - Finance & Regulation, RSE Markets, Inc.